UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2007

Commission File Number:  001-33416

OceanFreight Inc.
(Translation of registrant’s name into English)

80 Kifissias Avenue, Athens 15125, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 1 is a press release issued by OceanFreight Inc. (the “Company”) on October 25, 2007 clarifies earnings per share calculation

EXHIBIT 1

OceanFreight Inc. Clarifies Earnings per Share Calculation

October 25, 2007, Athens, Greece. OceanFreight Inc. (NASDAQ: OCNF), a NASDAQ listed bulk shipping company, today clarified its earnings release dated October 24, 2007.  As reported in the earnings release, the Company earned approximately $1 million for the third quarter and its first full quarter of operations ended September 30, 2007.  Earnings per common and subordinated share for the quarter, based on 14,457,237 weighted average shares outstanding for the quarter, were $0.07 per share.  The calculation used in the earnings release was based on 9,027,159 weighted average common and subordinated shares for the full nine month period ended September 30, 2007.

As previously reported in its earnings release dated July 25, 2007, the Company earned $883,000 for the quarter ended June 30, 2007.  Earnings per common and subordinated share for the quarter ended June 30, 2007, based on 10,487,348 weighted average shares outstanding for the quarter, were $0.08 per share.

About OceanFreight Inc.

OceanFreight, Inc. was incorporated in 2006 to acquire high quality second-hand tonnage and deploy them on medium to long term charters. The Company began operations with the delivery of its first vessel in June 2007 and currently owns and operates a fleet of 7 vessels, consisting of 1 Capesize and 6 Panamax bulk carriers with a total carrying capacity of approximately 592,000 dwt. The Company has also entered into agreements to acquire 2 additional Panamax bulk carriers with delivery expected in November 2007 and January 2008. Once these acquisitions are completed, OceanFreight’s fleet of 9 vessels will have a dwt weighted average age of approximately 11.7 years as measured on September 30, 2007, and a total carrying capacity of approximately 736,000 dwt.

The Company’s shares are listed on the NASDAQ Global Select Market and trades under the symbol “OCNF”.

Visit our website at www.oceanfreightinc.com

Company Contact:
James Christodoulou Chief Financial Officer Tel. (212) 488-5052 E-mail: James@OceanFreightInc.com
Investor Relations and Financial Media:
Nicolas Bornozis President Capital Link, Inc. Tel. (212) 661-7566 E-Mail: nbornozis@capitallink.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCEANFREIGHT INC.

(Registrant)

Dated:

October 25, 2007

By:

/s/ James Christodoulou

James Christodoulou

Chief Financial Officer